ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

3 September 2002

0207624 0

SUPPL

02 SEP 23 AM 10:50

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 2 September 2002, Re: Angkasa Marketing Berhad - Announcement pursuant to paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

9/23

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 02-09-2002 05:27:47 PM
Reference No AA-020902-3F9CC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: ANGKASA MARKETING BERHAD
*	Stock name	: ANGKASA
*	Stock code	: 5061
*	Contact person	: Wong Phooi Lin
*	Designation	: Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

ANGKASA MARKETING BERHAD ("AMB")
Announcement pursuant to paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange

* **Contents :-**

In accordance with paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of PN4, the Directors of the Company hereby announce that as at the date hereof:

1. the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001, 26 March 2002 and 12 July 2002 ("Proposed GWRS") is still in progress;

2. RHB Sakura Merchant Bankers Berhad, the Financial Adviser to the Company for the Proposed GWRS, had on 9 August 2002 submitted a joint appeal to the Securities Commission ("SC") on behalf of the Company, Amsteel Corporation Berhad, Lion Corporation Berhad and Lion Land Berhad on certain of the conditions imposed by SC in its letter of approval to the Company for the Proposed GWRS ("Appeal"). An announcement would be made upon the receipt of the SC's reply to the Appeal; and

3. the Company has by a notice dated 19 August 2002 informed the scheme creditors of the Company that the scheme meetings of the Company whose debts are addressed under the Proposed GWRS, will be held on 16 September 2002 at the Novotel Century Hotel, 17-21 Jalan Bukit Bintang, 55100 Kuala Lumpur.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

0 2 SEP 2002